Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

February 28, 2014

Item 3 News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on February 28, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4 Summary of Material Change

Cash Store Financial to Voluntarily Delist from the NYSE

Item 5.1 Full Description of Material Change

See attached Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

Gordon Reykdal, CEO, at 780-408-5118 or

Craig Warnock, CFO, at 780-732-5683

Item 9 Date of Report

March 3, 2014

SCHEDULE “A”

News Release

February 28, 2014

Cash Store Financial to Voluntarily Delist from the NYSE

Edmonton, February 28, 2014 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX: CSF) (NYSE: CSFS) today announced that it will voluntarily delist its common shares from The New York Stock Exchange (“NYSE”). The Company’s decision to voluntarily delist its common shares was driven by a number of factors, including its non-compliance with the NYSE’s market capitalization and shareholders’ equity, as well as its share price requirements.

The Company expects to file an application on Form 25 to notify the U.S. Securities and Exchange Commission of its withdrawal of its common shares from listing on the NYSE. The Company expects that the last day of trading of its common shares on the NYSE will be on March 3, 2014.

The decision to voluntarily delist its common shares from the NYSE does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”). The Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX continued listing standards.

As previously announced, on April 2, 2013, the Company received notice from the NYSE that it was not in compliance with the US$50 million market capitalization and stockholders’ equity standard for continued listing of its common shares on the NYSE. On August 29, 2013, the Company was notified that the NYSE accepted the Company's plan to achieve compliance (“Plan of Compliance”) subject to an 18 month monitoring period as measured from the April 2, 2013 notice.

On February 24, 2014, the Company received an additional notice from the NYSE that it had fallen below the NYSE’s continued listing criteria requiring listed companies to maintain an average closing price of its listed common shares of not less than US$1.00 over a consecutive 30 trading-day period.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118,

Craig Warnock, CFO, at 780-732-5683 or

Peter Block, NATIONAL Public Relations, 416-848-1431

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation, which we refer to herein, collectively, as “forward-looking information”. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading “Risk Factors” in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.